Exhibit 99.1

Talking points to vote against agenda items 7, 8 and 9 regarding the significant increase of authorized capital and unlimited proxy to issue (preferred) shares

Agenda items 7, 8 and 9 should be assessed as a package. Taken together, they would give the Board carte blanche with regard to the Company's capital structure, as the Board would be able to:

•	materially dilute existing shareholders;

•	issue shares without pre-emptive rights;

•	repurchase and reissue shares at its complete discretion;

•	and do so for an extended period without further shareholder approval.

These powers are excessive, unsupported by a demonstrated need, and lack even basic safeguards.

Van Herk Investments et al. will vote against these proposals for the following reasons:

1.	Carte blanche to dilute existing shareholders by 61%. As of 31 March 2026, the Company has approximately 105,362,228 weighted shares outstanding. The Board is requesting authorization to issue up to 270,000,000 ordinary shares, representing approximately 256% of the shares currently outstanding. The combined effect of agenda items 7 and 8 would allow the Board to increase the authorised share capital and issue up to 100% of that capital without pre-emptive rights. In practice, this could result in dilution of existing shareholders of approximately 61% without further shareholder approval.

2.	No necessity has been stated. The Board has not identified any concrete transaction, financing requirement or strategic need that requires authorisations of this magnitude. Generic references to "flexibility" or "business opportunities" are insufficient to justify such far-reaching powers. In the absence of a clearly demonstrated need, shareholders are effectively being asked to accept substantial dilution and broad buyback authority on faith alone. From the perspective of Van Herk Investments et al., this is not justified, particularly in light of the Company’s weak performance and lack of clinical progress.

3.	Materially outside Dutch market practice and no restrictions. A blank authorization to have the outstanding share capital increase by up to 156%, without meaningful limitations, is not in line with market practice for entities listed in the Netherlands. The Board’s assertion to the contrary is unsupported, and in fact, contradicted by the applicable rules and market norms. Moreover, the proposals contain no meaningful restrictions, no cap on general issuances, no phased or conditional approval mechanism and no restriction on transactions involving insiders. Combined with the ability to exclude pre-emptive rights, the Board would be free to issue shares to selected parties, including affiliates, without offering existing shareholders the opportunity to participate. The Board could, in theory, use this authority to issue shares to its own members or affiliates without any further shareholder approval. Unlike domestic companies, the Company is a "foreign private issuer" and can opt out of Nasdaq Listing Rule 5635(d) (the 20% Rule), which generally requires shareholder approval for issuances exceeding 20% of the shares outstanding, subject to limited exceptions. The 20% Rule is the key protection for shareholders against unrestricted dilution. If the proposals are passed and the Board elects in the future to opt out of the 20% Rule, which it can at any time and for any reason, the Board would have the power to dilute shareholders significantly without any shareholder oversight.

This creates a direct conflict of interest that is entirely unaddressed in the proposals. The elimination of pre-emptive rights aggravates this concern: the Board could issue new shares to third parties, including in private placements, strategic alliances or to favored investors, without offering existing shareholders the opportunity to participate pro rata. The Board is effectively asking shareholders to abdicate their oversight role while retaining the ability to benefit personally from the very authority being granted. No governance safeguards are offered to compensate for this extraordinary breadth of authority.

4.	Issuance and buyback without oversight. Agenda item 9 must be viewed in conjunction with agenda items 7 and 8. If adopted, the Board would be able both to issue shares without limit and to repurchase them at its discretion. This combination gives the Board effective control over the Company's capital structure, including the ability to reissue treasury shares without further shareholder approval. The breadth of this authority, combined with the lack of a clearly defined purpose, creates a real risk of value destructive or opportunistic use.

5.	Governance deficiencies. Granting this level of discretionary authority is particularly problematic in light of existing governance concerns. The chairman, James Shannon, has served for 8+ years (which is in violation of ProQR's governance framework) and holds a total of 6 board positions (4 of which are chairman positions), well above the thresholds that ISS, Glass Lewis and major institutional investors consider acceptable.

Shareholders cannot have confidence that decisions on share issuances will be subject to genuinely independent scrutiny when the Board's own composition fails to meet basic governance benchmarks. Additionally, the contemplated powers to dilute shareholders may in the future have the effect, of materially restricting, if not effectively eliminating, the ability of one or a group of critical shareholders to subject the Company’s governance to judicial review in the Netherlands, as the dilution undermines the practical enforceability of such rights under Dutch law. The Board should first address its governance shortcomings before seeking expanded capital authority of this magnitude.

6.	Existing authorizations provide adequate backstop. If these proposals are rejected, the existing authorizations from the 2025 AGM remain in place. The Company is therefore not deprived of the ability to act. Rejecting these proposals merely preserves the current, more balanced framework until properly substantiated proposals are brought forward.

Van Herk Investments et al. will therefore vote AGAINST agenda items 7, 8 and 9 and strongly encourages other shareholders to do the same.

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